Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-272171 and 333-290273 on Form S-8 and Registration Statement No. 333-290267 on Form F-10 and to the use of our reports dated March 19, 2026, relating to the financial statements of Orla Mining Ltd. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 19, 2026